Exhibit 15.1

September 9, 2016

The Board of Directors

First Midwest Bancorp, Inc.

We are aware of the incorporation by reference in the Registration Statement on Form S-3 and related Prospectus of First Midwest Bancorp, Inc. (the “Company”) for the registration of common stock, preferred stock, warrants, debt securities, depositary shares, stock purchase contracts, stock purchase units and units of our reports dated May 4, 2016 and August 3, 2016 relating to the unaudited condensed consolidated interim financial statements of the Company that are included in its Forms 10-Q for the quarters ended March 31, 2016 and June 30, 2016.

/s/ Ernst & Young LLP

Chicago, Illinois